                                                                   Exhibit  99.2



                           CALIFORNIA CARRIAGE, LTD.
                          D.B.A. CONCORD HONDA PONTIAC

                         INDEPENDENT AUDITOR'S REPORT
                                      AND
                             FINANCIAL STATEMENTS

                                   CONTENTS


                                                     PAGE
                                                     ----

INDEPENDENT AUDITOR'S REPORT                            2

FINANCIAL STATEMENTS

     Balance Sheets                                     3

     Statements of Operations and Owner's Equity        4

     Statements of Cash Flows                           5

     Notes to Financial Statements                      6

                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors
FirstAmerica Automotive, Inc.

We have audited the accompanying balance sheet of California Carriage, Ltd. (d.b.a. Concord Honda Pontiac) as of December 31, 1996, and the related statement of operations and owner's equity and cash flows for the year then ended. These financial statements are the responsibility of FirstAmerica Automotive, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Carriage, Ltd. (d.b.a. Concord Honda Pontiac) as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


November 14, 1997

                           CALIFORNIA CARRIAGE, LTD.
                         D.B.A. CONCORD HONDA PONTIAC
                                BALANCE SHEETS
                                (IN THOUSANDS)

                                                                                  (Unaudited)
                                                                                 September 30,                 December 31,
Assets                                                                               1997                          1996
------                                                                  --------------------------    --------------------------
Cash                                                                    $                     47      $                      -
Accounts receivable, net (note 2)                                                          1,268                           944
Receivable from manufacturer (note 11)                                                       174                             -
Inventories, net (note 3)                                                                  2,680                         4,307
Deposits and prepaid expenses                                                                285                           135
Deferred tax asset                                                                           104                             -
Prepaid costs-extended warranty service contracts                                             89                            54
                                                                        --------------------------    --------------------------
            Total current assets                                                           4,647                         5,440

Property and equipment, net (note 4)                                                         624                           505
Prepaid costs-extended warranty service contracts                                            141                            87
Deferred tax asset                                                                            46                             -
Other noncurrent assets                                                                        -                             8
Goodwill, net (note 1)                                                                     1,320                         1,353
                                                                        --------------------------    --------------------------
            Total assets                                                $                  6,778      $                  7,393
                                                                        ==========================    ==========================

Liabilities and Shareholder's Equity
Bank overdraft                                                          $                      -      $                    104
Accounts payable and accrued liabilities                                                     665                           267
Notes payable to shareholder                                                                   -                           430
Due to affiliate (note 7)                                                                    482                           462
Current maturities of long-term debt (note 6)                                                300                           300
Inventory floor plan notes payable (note 3)                                                2,623                         4,105
Deferred revenue - extended warranty service contracts                                       199                           118
                                                                        --------------------------    --------------------------
            Total current liabilities                                                      4,269                         5,786

Deferred revenue - extended warranty service contracts                                       290                           189
Long term debt (note 6)                                                                      543                           768
                                                                        --------------------------    --------------------------
            Total liabilities                                                              5,102                         6,743

Commitments (note 9)

            Total owner's equity                                                           1,676                           650
                                                                        --------------------------    --------------------------
                                                                        $                  6,778      $                  7,393
                                                                        ==========================    ==========================


See accompanying notes to financial statements.

                           CALIFORNIA CARRIAGE, LTD.
                         D.B.A. CONCORD HONDA PONTIAC
                  STATEMENTS OF OPERATIONS AND OWNER'S EQUITY
                                (IN THOUSANDS)

                                                                         (Unaudited)
                                                                      Nine months ended           Year ended
                                                                         September 30,            December 31,
                                                                            1997                     1996
                                                                   ------------------------   --------------------
Sales:
       Vehicle                                                     $               27,539     $           28,846
       Service, parts and other                                                     4,356                  5,179
                                                                   ------------------------   --------------------
              Total sales                                                          31,895                 34,025
       Cost of sales                                                               27,362                 29,347
                                                                   ------------------------   --------------------
              Gross profit                                                          4,533                  4,678

Operating expenses:
       Selling, general and administrative                                          3,805                  4,295
       Depreciation and amortization                                                  141                    168
                                                                   ------------------------   --------------------
              Operating income                                                        587                    215

Other income (expense):
       Interest expense                                                              (220)                  (425)
       Other income (expense)                                                         (13)                     4
       Gain on sale of dealership assets (note 11)                                    775                     --
                                                                   ------------------------   --------------------
              Income (loss) before income taxes                                     1,129                   (206)

Income tax expense                                                                   (103)                    (1)
                                                                   ------------------------   --------------------
              Net income (loss)                                    $                1,026     $             (207)

Owner's equity, beginning of period                                                   650                    857
                                                                   ------------------------   --------------------
Owner's equity, end of period                                       $               1,676     $              650
                                                                   ========================   ====================


See accompanying notes to financial statements.

                            CALIFORNIA CARRIAGE LTD
                         D.B.A. CONCORD HONDA PONTIAC
                           STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                          (Unaudited)
                                                                                       Nine months ended         Year ended
                                                                                           September 30,           December 31,
                                                                                             1997                   1996
                                                                                      -------------------    -------------------
Cash flows from operating activities:
     Net income (loss)                                                                $            1,026     $             (124)
     Adjustments to reconcile net income to net cash provided
        by (used in) operating activities:
        Gain on sale of dealership                                                                  (775)                     -
        Deferred income taxes                                                                       (150)                   (66)
        Depreciation and amortization                                                                141                    168
        Amortization of deferred warranty revenue                                                     93                    125
        Changes in operating assets and liabilities:
           Accounts receivable, net                                                                 (324)                   250
           Inventories, net                                                                          853                    961
           Deposits and prepaid expenses                                                            (150)                   (52)
           Other noncurrent assets                                                                     8                     (8)
           Floor plan notes payable                                                                 (882)                (1,253)
           Accounts payable and accrued liabilities                                                  418                    (39)
                                                                                      ------------------     ------------------
              Net cash provided by (used in) operating activities                                    258                    (38)
                                                                                      ------------------     ------------------

Cash flows from investing activities:
     Capital expenditures                                                                           (227)                   (28)
     Receivable from manufacturer for sale of dealership                                            (174)                     -
     Proceeds from sale of dealership                                                                949                      -
                                                                                      ------------------     ------------------

              Net cash provided by (used in) investing activities                                    548                    (28)
                                                                                      ------------------     ------------------

Cash flows from financing activities:
     Increase (decrease) in bank overdraft                                                          (104)                   104
     Payments on long term debt                                                                     (225)                     -
     Payments on notes payable to shareholder                                                       (430)                   (45)
                                                                                      ------------------     ------------------
              Net cash provided by (used in) financing activites                                    (759)                    59
                                                                                      ------------------     ------------------

              Net increase (decrease) in cash                                                         47                     (7)

Cash at beginning of period                                                                            -                      7
                                                                                      ------------------     ------------------
Cash at end of period                                                                 $               47     $                -
                                                                                      ==================     ==================

Supplemental cash flow information:
     Cash paid during the year for interest                                           $              240     $              412
                                                                                      ==================     ==================
     Cash paid during the year for taxes                                              $               96     $                1
                                                                                      ==================     ==================

See accompanying notes to financial statements.

                           CALIFORNIA CARRIAGE, LTD.
                          D.B.A. CONCORD HONDA PONTIAC

                         Notes to Financial Statements

(1)  Summary of Significant Accounting Policies

     (a)  Organization and Business


     California Carriage, Ltd. (d.b.a. Concord Honda Pontiac) (the "Company") is an automobile dealership that serves customers located principally in northern California. The company offers a broad range of products and services that include new Honda and Pontiac vehicles as well as used vehicles and light trucks, vehicle financing and insurance, and replacement parts and service. The company sold its Pontiac operations to the
     manufacturer in September, 1997 (note 11).   In October, 1997 the Company
     was acquired by FirstAmerica Automotive, Inc. (note 12).

     (b)  Basis of Preparation

     The accompanying financial statements reflect the historical financial position, results of operations, and cash flows for the Company.

     (c)  Inventories

     New and used vehicles are stated at the lower of cost or market; cost is determined by using the specific identification method. Parts and accessories are stated at the lower of cost or market; cost is determined using the first-in, first-out method which approximates market value.

     (d)  Property and Equipment

     Property and equipment are stated at cost. Property and equipment are being depreciated over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. The range of estimated useful lives and depreciation methods are as follows:

              Leasehold improvements                       15 years
              Equipment                                5 to 7 years
              Furniture and fixtures                   5 to 7 years
              Company vehicles                              5 years

     Maintenance and repairs are expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

     (e)  Income Taxes

     Income taxes are accounted for under the asset and liability method prescribed by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets would not be realized. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

     (f)  Financial Instruments

     The carrying amount of trade receivables, trade payables, accrued liabilities and short term borrowings approximate fair value because of the short-term nature of these instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The carrying amount of the note payable approximates fair value.

     (g)  Goodwill

     Goodwill represents the excess of purchase price over the fair value of net assets acquired and is being amortized on a straight-line basis over 40 years. The Company periodically assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     The Company recorded goodwill in connection with the acquisition of its
     Honda dealership operations in 1995.   Goodwill is shown net of accumulated
     amortization of approximately $77,000 and $44,000 at September 30, 1997 and December 31, 1996, respectively.

     (h)  Advertising

     The Company expenses production and other costs of advertising. Advertising expenses were approximately $339,000 for the nine months ended September 30, 1997 and $446,000 for the year ended December 31, 1996.

     (i)  Concentrations of Credit Risk

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

     (j)  Use of Estimates

     These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (k)  Revenue Recognition

     Vehicle sales revenue is recognized upon delivery. Notes received from buyers are generally sold to finance companies. Finance fees are received for notes sold to finance companies and are recognized, net of anticipated charge backs, upon acceptance of the credit by the finance companies. These fees are included in service, parts, and other revenues in the statements of operations. Parts and service revenues are recognized at the time of sale or service.

     The Company recognizes fees from the sale of separately priced extended warranty service contracts at the time of sale. For extended warranty service contracts where the Company is the primary obligor of the contract, the costs directly related to sales of the contracts are deferred and charged to expense proportionately as the revenues are recognized. Warranty service contract revenues are included in service, parts, and other revenues in the statements of operations.

     (l)  Major Supplier and Dealer Agreement

     The Company purchases substantially all of its new vehicles and inventory from one manufacturer at the prevailing prices charged by the manufacturer. The Company's overall sales could be impacted by the manufacturer's inability or unwillingness to supply the dealership with an adequate supply of popular models.

(2)  Accounts Receivable


     Accounts receivable consist of the following (in thousands):

                                                                          (unaudited)
                                                                         September 30,      December 31,
                                                                             1997               1996
                                                                   -------------------------------------
          Contracts in transit and vehicle receivables                         $1,121             $  880
          Trade                                                                   247                214
          Manufacturer and other                                                   80                 13
                                                                   -------------------------------------
                    Total accounts receivable                                   1,448              1,107
          Less allowance for doubtful accounts                                   (180)              (163)
                                                                   -------------------------------------
                    Accounts receivable, net                                   $1,268             $  944
                                                                    =====================================

     Contracts in transit receivables are due from financial institutions and regional banks for funding of customer vehicle purchases and are normally collected within 30 days. Trade receivables primarily consist of commercial receivables for parts sales and finance receivables from financial institutions for financing commissions. Manufacturer and other receivables consist of amounts due from manufacturers for rebates on vehicle purchases (holdbacks), manufacturer incentives and reimbursable warranty coverage expenses.

(3)  Inventories and Floor Plan Notes Payable


     Inventories and related floor plan notes payable are as follows (in thousands):

                                             Inventory Cost                 Floor Plan Notes Payable
                                  -------------------------------------------------------------------------
                                     (unaudited)                           (unaudited)
                                    September 30,       December 31,      September 30,      December 31,
                                         1997               1996               1997              1996
                                  -------------------------------------------------------------------------
New vehicles                                 $1,970              $2,886           $2,623             $4,105
Used vehicles                                   443               1,024
Parts and accessories                           267                 397
                                  -------------------------------------------------------------------------
Total                                        $2,680              $4,307           $2,623             $4,105
                                  =========================================================================


     Inventory floor plan notes payable consist of notes from a financing institution that bear interest at 8.5% and are secured by new vehicles and vehicle receivables. The borrowing agreement permits the Company to borrow an aggregate of $5,400,000, restricted by vehicle inventory levels. As of September 30, 1997 and December 31, 1996, approximately $0 and $700,000 in notes payable were out of trust. In October, 1997 the Company was acquired by First America Automotive, Inc. (note 12) and all floor plan notes payable were paid.

(4)  Property and Equipment

     Property and equipment consists of the following (in thousands):

                                                        (unaudited)
                                                       September 30,       December 31,
                                                            1997               1996
                                                   -------------------------------------
           Equipment                                             $ 323             $ 322
           Company vehicles                                        304               113
           Leasehold improvements                                   19                 -
           Furniture and fixtures                                  247               231
                                                   -------------------------------------
                                                                   893               666
           Less accumulated depreciation                          (269)             (161)
                                                   -------------------------------------
           Property and equipment, net                           $ 624             $ 505
                                                   =====================================

(5)  Income Taxes

     Income tax expense consists of the following (in thousands):

                                                   (unaudited)
                                                  September 30,        December 31,
                                                       1997                1996
                                                  ---------------------------------
            Current:
              Federal                                   $ 215                $   -
               State                                       38                    1
                                                  ---------------------------------
                                                          253                    1
            Deferred:
              Federal                                    (128)                   -
              State                                       (22)                   -
                                                  ---------------------------------

            Income tax expense                          $ 103                $   1
                                                  =================================

     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets as of September 30, 1997 and December 31, 1996, are presented below (in thousands):

                                                                    (unaudited)
                                                                   September 30,      December 31,
                                                                        1997              1996
                                                                -----------------------------------
            Deferred tax assets:
               Allowance and accruals                                       $ 104             $  97
               Extended warranty service contracts                            104                76
               Net operating loss carryover                                     -               233
               Valuation allowance                                              -              (355)
                                                                -----------------------------------
                     Deferred tax assets                                      208                51

            Deferred tax liabilities:
               Property and equipment                                          22                22
               Goodwill                                                        36                29
                                                                -----------------------------------
                     Deferred tax liabilities                                  58                51
                                                                ===================================
                       Net deferred tax assets                              $ 150             $   -
                                                                ===================================

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following:

                                                                              (unaudited)
                                                                             September 30,       December 31,
                                                                                  1997               1996
                                                                         -------------------------------------
            Expected pro forma income tax expense                                   34%               34%
            State income tax expense, net of federal tax effect                      6                 -
            Change in valuation allowance                                          (31)              (34)
                                                                         -------------------------------------
                                                                                     9%               - %
                                                                         =====================================

(6)  Long Term Debt


     Long term debt consists of a note payable due the sole shareholder for amounts borrowed in connection with the acquisition of the Honda and Pontiac dealerships in 1995. Principal is payable at $25,000 per month and the interest rate varies from 9 to 9.5%. The note matures on October 11, 2000. Amounts due as of September 30, 1997 and December 31, 1996 were $843,000 and $1,068,000, respectively. Maturities of long term debt for the five years subsequent to September 30, 1997 are as follows (in thousands):

               Three months ending December 31, 1997          $ 75
               Years ending December 31, 1998                  300
                                         1999                  300
                                         2000                  168
                                         Thereafter              -
                                                              ----
                                                              $843
                                                              ====


(7)  Due to Affiliate

     Amounts due to an affiliate totaled approximately $482,000 and $462,000 as of September 30, 1997 and December 31, 1996, respectively, including accrued interest. The amount due is unsecured, principal and interest is due on demand, and accrues interest at 5.8% per year.

(8)  Shareholder Notes Payable

     In 1996, the Company borrowed $430,000 from the sole shareholder at interest rates varying from 9 to 9.5%. The note was repaid in 1997.

(9)  Commitments

     (a)  Operating Leases

     The future minimum rental commitments under operating leases after September 30, 1997 were as follows (in thousands):

            Three months ended December 31, 1997        $  128
            Years ending December 31:
                  1998                                     510
                  1999                                     510
                  2000                                     510
                  2001                                     510
                  Thereafter                             5,355
                                                        ------
                                                        $7,523
                                                        ======

     Rental expense for all operating leases was approximately $334,000 for nine months ended September 30, 1997 and $409,000 for 1996.

(10) Employee Benefits

     The Company provides a 401(k) Plan and Trust Agreement (the Plan). The Plan covers substantially all employees of the Company. The annual contribution to the plan is at the discretion of the Board of Directors. There were no contributions to the Plan for the nine months ended September 30, 1997 or the year ended December 31, 1996.

(11) Sale of Pontiac Dealership

     In September 1997, the Company sold its Pontiac franchise and related dealership inventories assets to the manufacturer at a gain of approximately $775,000, which is included in other income in the accompanying financial statements. Assets sold consisted of the following (in thousands):

           New vehicle inventories, net of
              floor-plan liability                   $ 87
           Parts and accessories                       87
           Gain on sale                               775
                                                     ----
           Proceeds                                  $949
                                                     ====

     As of September 30, 1997, the manufacturer owed the Company approximately $174,000 in connection with the sale. Revenues related to the Pontiac dealership were $3.9 million and $5.6 million for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(12) Subsequent Event

     In October of 1997, substantially all of the operating assets of the Company were acquired by First America Automotive, Inc. No adjustments related to the acquisition are reflected in the accompanying historical financial statements.